Exhibit 99.1

Amaya Provides Updated Full Year 2016 Guidance and Related Highlights; Announces Retirement of Chief Financial Officer

Montreal, Canada - January 20, 2017 – Amaya Inc. (Nasdaq: AYA; TSX: AYA) today updated its previously announced guidance ranges for the full year 2016, provided related performance and operational highlights, and announced the retirement of its Chief Financial Officer, Daniel Sebag. All dollar ($) amounts are in U.S. dollars.

2016 Guidance and Related Highlights

Amaya has updated its full year 2016 guidance ranges, as previously announced on November 14, 2016, and currently expects the following:

•	Revenues at the high end of the previous range and between $1,153 and $1,158 million, as compared to the previous range of between $1,137 and $1,157 million, and as compared to approximately $1,072 million in 2015;

•	Adjusted EBITDA above the previous range and between $521 and $526 million, as compared to the previous range of between $500 and $510 million, and as compared to approximately $459 million in 2015;

•	Adjusted Net Earnings above the previous range and between $364 and $374 million, as compared to the previous range of between $344 and $354 million, and as compared to approximately $291 million in 2015; and

•	Adjusted Net Earnings per Diluted Share above the previous range and between $1.87 and $1.92, as compared to the previous range of between $1.78 and $1.83, and as compared to $1.47 in 2015.

These estimates reflect management’s view of current and future market conditions, including the assumptions used to determine the previously announced guidance. There were no material changes to such assumptions and they continue to apply to the update provided in this release. Such update is based on unaudited expected results and certain accounting assumptions, including, without limitation, as it relates to income tax. Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share are non-IFRS and non-U.S. GAAP measures.

“We anticipate that 2016 will be a record year of revenues for Amaya,” said Rafi Ashkenazi, Chief Executive Officer. “We also saw better than expected fourth quarter results from our casino offering, operational excellence program and a successful re-launch in Portugal, all while continuing to take an efficient and measured approach to marketing our product offerings.

“We built positive momentum in 2016 that accelerated throughout the year and which we believe was largely the result of the positive impact of our strategy to improve the poker ecosystem for recreational players and leverage our global competitive advantage in online poker to acquire new customers, cross-sell existing and new customers into our online casino and sportsbook offerings, and maximize the lifetime value of all of our customers.

“We expect to continue this momentum and execute on our strategy in 2017 despite anticipated further headwinds, including continued declines in the value of our customers’ local currencies against the U.S. dollar, which has been significant over the past two years, and the previously announced potential cessation of our real-money online poker offering in Australia,” noted Ashkenazi. “We anticipate that certain operational initiatives, including the introduction of a new cross-vertical customer loyalty program, the potential expansion into new markets, our continued focus on achieving product parity in our online casino and sportsbook, and our operational excellence program, will help to both drive our business forward and mitigate these and future headwinds.”

Amaya intends to announce the date and time for release of its full year 2016 financial results along with related conference call and webcast details in early March.

Certain Fourth Quarter 2016 Operational Highlights

•	Quarterly Real-Money Active Uniques (QAUs) – Total combined QAUs were approximately 2.6 million, an increase of approximately 8% year-over-year. Approximately 2.5 million of such QAUs played online poker during the quarter, an increase of approximately 5% year-over-year, while Amaya’s online casino offerings had approximately 648,000 QAUs, an increase of approximately 47% year-over-year, which Amaya continues to estimate is one of the largest casino player bases among its competitors. Amaya’s emerging online sportsbook offerings had approximately 247,000 QAUs, an 88% increase year-over-year.

•	Customer Registrations – Customer Registrations increased by 2.6 million during the quarter to approximately 108 million at the end of the year.

Retirement of Chief Financial Officer and Certain Appointments

Daniel Sebag has advised Amaya that he will retire as Chief Financial Officer later this year once his successor is identified and appointed, and will assist Amaya in ensuring an orderly transition of his duties. The Board of Directors has retained Spencer Stuart, a leading executive recruiting firm, to advise the Board and launch a global CFO search.

Mr. Sebag joined Amaya in 2007 as its first CFO and managed its finances and accounting as a start-up through its initial public offering and its transformation to a consumer technology company through the $4.9 billion Rational Group acquisition in August 2014.

“Danny has been a passionate and dedicated steward of Amaya’s growth into a global gaming leader and helping to position it for the future,” said Divyesh (Dave) Gadhia, Chairman of the Board. “On behalf of the company, I would like to thank him for his contributions over the years. We wish him all the best in his retirement.”

Rational Group also recently announced several new appointments to senior operational roles, including Guy Templer, as Chief Operating Officer of Rational Group (previously, Chief Strategy Officer of Rational Group), Bo Wänghammer as Managing Director of Casino Operations (previously, Business Development Director for Mr. Green & Co AB and CEO of Mr. Green’s operating company, Mr. Green Ltd.), and Zeno Ossko as Managing Director of Sportsbook Operations (previously, CEO of MyBet Holding SE).

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands together have more than 108 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 16 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking information and statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as full year 2016 financial guidance and expected performance, certain future operational plans and strategies and growth expectations, CFO succession plans, and the timing of Mr. Sebag’s planned retirement and his assistance with the transition to his successor, and certain senior operational appointments. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that actual results will not differ materially from those expressed or implied in forward-looking statements. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Management’s Discussion & Analysis for the three and nine months ended September 30, 2016 (the “Q3 2016 MD&A”), each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-U.S. GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, including Adjusted EBITDA, Adjusted Net Earnings, and Adjusted Net Earnings per Diluted Share. Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business. Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results. Amaya uses the following non-IFRS and non-U.S. GAAP measures in this release:

Adjusted EBITDA means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items.

Adjusted Net Earnings means net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items. Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of common shares on a fully diluted basis, including options, warrants and Amaya’s convertible preferred shares. The effects of anti-dilutive potential common shares are ignored in calculating Diluted Shares. As of December 31, 2016 and for the purposes of the full year 2016 guidance provided in this release, Diluted Shares equals 195,432,919. The Diluted Share count used by Amaya in its previous guidance on November 14, 2016 was as of September 30, 2016 and equaled 193,866,395 and the Diluted Share count used for the full year 2015 was as of December 31, 2015 and equaled 197,993,500.

For additional information on Amaya’s non-IFRS measures, see below and the Q3 2016 MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

Amaya has not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in this release, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, because certain reconciling items necessary to accurately project such IFRS measures, particularly net earnings (loss) from continuing operations, cannot be reasonably projected due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, and the nature of other non-recurring or one-time costs (which are excluded from non-IFRS measures but included in net earnings (loss) from continuing operations), as well as the typical variability arising from the audit of annual financial statements, including, without limitation, certain income tax provision accounting, and related accounting matters.

Key Metrics and Other Data

Amaya defines QAUs as active unique customers (online, mobile and desktop client) who generated rake, placed a bet or otherwise wagered (excluding free play, bonuses or other promotions) on or through an Amaya poker, casino or sportsbook offering during the applicable quarterly period. Amaya defines unique as a customer who played at least once on one of Amaya’s real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino). Beginning with its second quarter 2016 results, Amaya no longer provides PokerStars-only QAUs as a result of the recently completed migration of the Full Tilt brand and customers to the PokerStars platform.

Amaya defines Customer Registrations as the cumulative number of real-money and play-money customer registrations on PokerStars, Full Tilt and related brands.

For additional information on Amaya’s key metrics and other data, see the Q3 2016 MD&A, including under the headings “Limitations on Key Metrics and Other Data” and “Key Metrics”.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com